UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32530 / March 13, 2017

In the Matter of

BLACKSTONE ALTERNATIVE INVESTMENT FUNDS
BLACKSTONE ALTERNATIVE INVESTMENT ADVISORS LLC

345 Park Avenue
28th Floor
New York, NY 10154

(File No. 812-14590)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Blackstone Alternative Investment Funds and Blackstone Alternative Investment Advisors LLC
filed an application on December 14, 2015 and amendments to the application on May 26, 2016
and February 8, 2017, requesting an order under section 6(c) of the Investment Company Act of
1940 (the "Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as
well as from certain disclosure requirements. The order permits applicants to enter into and
materially amend subadvisory agreements without shareholder approval and also grants relief
from certain disclosure requirements.

On February 16, 2017, a notice of the filing of the application was issued (Investment Company
Act Release No. 32481). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Blackstone Alternative Investment Funds and Blackstone Alternative Investment Advisors LLC (File No. 812-14590) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary